SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives 2013 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management for the Second Consecutive Year, Dated November 5, 2013

99.2	Press Release: NICE Solutions Selected by PT Bank Permata Tbk to Improve Customer Experience and Drive Revenue Growth, Dated November 13, 2013

99.3	Press Release: NICE Collaborates with Other 9-1-1 & Technology Leaders to Successfully Test 21st Century NG9-1-1 Capabilities and Features at NENA ICE 8, Dated November 18, 2013

99.4	Press Release: NICE Wins 2013 Cloud Computing Excellence Award Presented by TMC’s Cloud Computing Magazine, Dated November 21, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: December 4, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives 2013 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management for the Second Consecutive Year, Dated November 5, 2013

99.2	Press Release: NICE Solutions Selected by PT Bank Permata Tbk to Improve Customer Experience and Drive Revenue Growth, Dated November 13, 2013

99.3	Press Release: NICE Collaborates with Other 9-1-1 & Technology Leaders to Successfully Test 21st Century NG9-1-1 Capabilities and Features at NENA ICE 8, Dated November 18, 2013

99.4	Press Release: NICE Wins 2013 Cloud Computing Excellence Award Presented by TMC’s Cloud Computing Magazine, Dated November 21, 2013